Exhibit 99.1

ASUR Announces Total Passenger Traffic for July 2023

Passenger traffic increased year-on-year by 7.8% in Mexico and 26.7% in Puerto Rico and decreased 16.7% in Colombia

MEXICO CITY, Aug. 7, 2023 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for July 2023 reached a total of 6.5 million passengers, 4.9% above the levels reported in June 2022.

Passenger traffic increased 7.8% year-on-year in Mexico and 26.7% in Puerto Rico, while Colombia posted a 16.7% decrease. Passenger traffic growth in Mexico and Puerto Rico was mainly driven by increases of 13.3% and 24.7% in domestic traffic and 3.0% and 41.7% in international traffic, respectively. Passenger traffic in Colombia was negatively affected by the suspension of operations of two local airlines since early 2023.

This announcement reflects comparisons between the periods July 1 through July 31, 2023 and 2022. Transit and general aviation passengers are excluded from traffic measures in Mexico and Colombia.

Passenger Traffic Summary
	July		% Chg	Year to date		% Chg
	2022	2023		2022	2023
Mexico	3,697,946	3,987,375	7.8	22,535,827	25,758,497	14.3
Domestic Traffic	1,743,933	1,975,305	13.3	10,008,295	12,024,729	20.1
International Traffic	1,954,013	2,012,070	3.0	12,527,532	13,733,768	9.6
San Juan, Puerto Rico	1,006,722	1,275,216	26.7	6,180,936	7,381,113	19.4
Domestic Traffic	892,509	1,113,320	24.7	5,647,547	6,606,075	17.0
International Traffic	114,213	161,896	41.7	533,389	775,038	45.3
Colombia	1,519,445	1,265,600	(16.7)	9,198,377	8,540,528	(7.2)
Domestic Traffic	1,244,324	995,418	(20.0)	7,711,603	6,894,598	(10.6)
International Traffic	275,121	270,182	(1.8)	1,486,774	1,645,930	10.7
Total Traffic	6,224,113	6,528,191	4.9	37,915,140	41,680,138	9.9
Domestic Traffic	3,880,766	4,084,043	5.2	23,367,445	25,525,402	9.2
International Traffic	2,343,347	2,444,148	4.3	14,547,695	16,154,736	11.0

Mexico Passenger Traffic
		July		% Chg	Year to date		% Chg
		2022	2023		2022	2023
Domestic Traffic		1,743,933	1,975,305	13.3	10,008,295	12,024,729	20.1
CUN	Cancun	1,036,208	1,118,655	8.0	5,677,055	6,721,717	18.4
CZM	Cozumel	17,193	24,040	39.8	91,944	101,967	10.9
HUX	Huatulco	83,973	71,528	(14.8)	507,760	497,825	(2.0)
MID	Merida	238,365	288,074	20.9	1,455,667	1,900,813	30.6
MTT	Minatitlan	9,908	12,276	23.9	55,589	71,988	29.5
OAX	Oaxaca	103,616	147,588	42.4	594,830	811,986	36.5
TAP	Tapachula	43,521	49,506	13.8	278,146	296,648	6.7
VER	Veracruz	111,441	150,024	34.6	690,954	874,437	26.6
VSA	Villahermosa	99,708	113,614	13.9	656,350	747,348	13.9
International Traffic		1,954,013	2,012,070	3.0	12,527,532	13,733,768	9.6
CUN	Cancun	1,840,238	1,898,642	3.2	11,814,379	12,934,144	9.5
CZM	Cozumel	53,467	42,172	(21.1)	309,759	309,773	0.0
HUX	Huatulco	3,443	2,192	(36.3)	62,075	77,299	24.5
MID	Merida	24,412	28,440	16.5	149,333	197,539	32.3
MTT	Minatitlan	1,220	887	(27.3)	6,700	4,835	(27.8)
OAX	Oaxaca	17,986	25,173	40.0	108,463	126,805	16.9
TAP	Tapachula	1,165	1,482	27.2	7,636	10,925	43.1
VER	Veracruz	9,433	10,044	6.5	53,109	56,375	6.1
VSA	Villahermosa	2,649	3,038	14.7	16,078	16,073	(0.0)
Traffic Total Mexico		3,697,946	3,987,375	7.8	22,535,827	25,758,497	14.3
CUN	Cancun	2,876,446	3,017,297	4.9	17,491,434	19,655,861	12.4
CZM	Cozumel	70,660	66,212	(6.3)	401,703	411,740	2.5
HUX	Huatulco	87,416	73,720	(15.7)	569,835	575,124	0.9
MID	Merida	262,777	316,514	20.4	1,605,000	2,098,352	30.7
MTT	Minatitlan	11,128	13,163	18.3	62,289	76,823	23.3
OAX	Oaxaca	121,602	172,761	42.1	703,293	938,791	33.5
TAP	Tapachula	44,686	50,988	14.1	285,782	307,573	7.6
VER	Veracruz	120,874	160,068	32.4	744,063	930,812	25.1
VSA	Villahermosa	102,357	116,652	14.0	672,428	763,421	13.5
US Passenger Traffic, San Juan Airport (LMM)
		July	% Chg		Year to date		% Chg
		2022	2023		2022	2023
SJU Total		1,006,722	1,275,216	26.7	6,180,936	7,381,113	19.4
Domestic Traffic		892,509	1,113,320	24.7	5,647,547	6,606,075	17.0
International Traffic		114,213	161,896	41.7	533,389	775,038	45.3
Passenger Traffic, Colombia Airplan
		July		% Chg	Year to date	% Chg
		2022	2023		2022	2023
Domestic Traffic		1,244,324	995,418	(20.0)	7,711,603	6,894,598	(10.6)
MDE	Rionegro	919,160	728,744	(20.7)	5,706,299	5,137,010	(10.0)
EOH	Medellín	112,926	113,192	0.2	701,259	682,134	(2.7)
MTR	MTR Montería	144,482	103,118	(28.6)	895,147	740,937	(17.2)
APO	Carepa	24,278	16,948	(30.2)	155,325	117,789	(24.2)
UIB	Quibdo	33,876	31,330	(7.5)	206,236	202,645	(1.7)
CZU	Corozal	9,602	2,086	(78.3)	47,337	14,083	(70.2)
International Traffic		275,121	270,182	(1.8)	1,486,774	1,645,930	10.7
MDE	Rionegro	275,121	270,182	(1.8)	1,486,774	1,645,930	10.7
ECH	Medellín	-	-
MTR	Montería
APO	Carepa
UIB	Quibdo
CZU	Corozal
Total Traffic Colombia		1,519,445	1,265,600	(16.7)	9,198,377	8,540,528	(7.2)
MDE	Rionegro	1,194,281	998,926	(16.4)	7,193,073	6,782,940	(5.7)
EOH	Medellín	112,926	113,192	0.2	701,259	682,134	(2.7)
MTR	Montería	144,482	103,118	(28.6)	895,147	740,937	(17.2)
APO	Carepa	24,278	16,948	(30.2)	155,325	117,789	(24.2)
UIB	Quibdo	33,876	31,330	(7.5)	206,236	202,645	(1.7)
CZU	Corozal	9,602	2,086	(78.3)	47,337	14,083	(70.2)

About ASUR
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

CONTACT: ASUR, Lic. Adolfo Castro, +52-55-5284-0408, acastro@asur.com.mx; InspIR Group, Susan Borinelli, +1-646-330-5907, susan@inspirgroup.com